Exhibit (a)(5)(II)

Nano Dimension Sets the Record Straight for Stratasys Shareholders

Nano Dimension Chairman & CEO in a Video Message to Stratasys Shareholders: https://www.youtube.com/watch?v=jWlFh9Wie-U

Stratasys Has Agreed to Follow the Law and Permit Nano’s Director Nominees to Stand for Election Individually at the Stratasys Annual General Meeting on August 8th, 2023

Stratasys Shareholders MUST replace 5/8 of Their Board on August 8th, 2023 Shareholders Meeting
to Receive $25 Cash Per Share IMMEDIATELY Thereafter

Nano Urges Stratasys Shareholders to Protect Their Interests and Vote FOR Nano Director Nominees

To Learn More about Nano’s Vision for Stratasys and Details of Its Special Tender Offer for Stratasys Shares, visit www.StratasysValueNow.com

Waltham, Mass, July 25, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension”, “Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, which owns approximately 14.1% of Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys”), once again sets the record straight for Stratasys shareholders and refutes Stratasys’ brazenly misguided commentary.

Stratasys Shareholders Have an Important Decision to Make and the Choice is Clear – Elect Nano’s Highly Qualified Nominees to Replace Stratasys’ Entrenched Board of Directors

Stratasys shareholders have the opportunity to replace up to seven of the Stratasys Board’s self-interested directors with Nano’s nominees who are committed to generating value for all Stratasys shareholders. Stratasys had to be “reminded” by Nano about its legal requirement to allow shareholders to vote for directors individually, versus voting for either Stratasys’ entire slate or Nano’s entire slate. Hence, Nano’s and Stratasys’ director candidates are now permitted to stand for election individually at the upcoming Stratasys Annual General Meeting on August 8th, 2023.

While Stratasys claims its candidates are highly qualified and independent, it is clear that they are in fact an entrenched group with an average tenure on the Stratasys Board of 12-15 years, over which time they have overseen significant value destruction.

Nano’s nominees are highly qualified:

●	Ze’ev Holtzman, a brilliant banker and investor for 45 years, will be an independent director who knows Stratasys from his time as a director on the Stratasys Board in 2021.

●	Zivi Nedivi will bring 30 years’ experience as CEO & Board member of several public technology companies with revenue of $50M-$400M, as well as CEO of a multi-billion New York City based hedge fund.

●	Hanan Gino has prodigious experience as a CEO at $500M international technology corporations.

●	Tomer Pinchas brings more than 18 years of global experience in finance, M&A, CFO of multiple technology companies including PwC in New York.

●	Nick Geddes Founder & 15 years CEO of the Cambridge, UK based, renowned industrial inkjet company Global Inkjet Systems.

●	Yael Sandler brings extensive CFO experience for public and private companies as well as positions at KPMG.

Yoav Stern is a seasoned executive with a proven 30-year track record of leadership over three decades, having served 6 times as CEO and Chairman in the United States and globally for companies with revenue of $50M-$400M and operations encompassing multi-disciplinary technologies across 3-4 continents.

Nano fully recognizes that the Board should be comprised of a majority of independent directors and, following a successful replacement of the current Stratasys directors with Nano’s director nominees, intends to take steps to appoint independent directors to represent Stratasys shareholders’ interests for the long term, at which time Nano Dimension’s nominees would cycle off the Board such that a majority of the Board would be independent over time.

Nano Dimension’s director nominees are intended as an interim but urgently needed solution to prevent further value destruction by the current Stratasys Board.

Do not be fooled by Stratasys’ false claims that Nano is seeking to seize control of Stratasys without paying a premium, or that Stratasys shareholders risk getting “trapped” with shares that are not able to be tendered. These are the facts:

●	Nano paid $170 million to Stratasys shareholders when it purchased 14.1% of the company in the open market.

●	Nano’s $25 per share, all-cash special tender offer will deliver a significant and immediate premium to Stratasys shareholders.

●	On August 1st, 2023, the day following expiration of the special tender offer (unless further extended), Nano will announce whether the conditions for the special tender offer have been met (or otherwise waived).

●	If it is at least 31.9%-36.9%, Nano will have met the minimum condition to accept all tendered shares.

●	Shareholders who have not responded to the special tender offer, previously objected, or previously tendered but properly withdrew their shares will have four days after the expiration date of the special tender offer to tender their shares in the special tender offer.

In addition, Nano has declared its intention to buy the rest of Stratasys shares – in the open market, if possible, or eventually in a tender offer, as soon as practical and legally permitted – or to pursue a negotiated combination of Stratasys with 3D Systems, Inc. (NYSE: DDD) (“3D Systems”) or other candidates for industry consolidation.

The choice is clear, and the value is certain: Receive $25 per share in cash from Nano in the special tender offer or hold out for uncertain and inferior value with the proposed transaction with Desktop Metal, Inc. (NYSE: DM) (“Desktop Metal”) or 3D Systems.

●	With 3D Systems shares currently trading at approximately $9 per share, the currently proposed transaction with Stratasys has a value of less than $21.5 per share, and only half of it is in cash.

●	The ill-conceived and dilutive transaction with Desktop Metal Inc. presents significant uncertainty and tremendous risk of depletion of all Stratasys’ cash, as both Stratasys and Desktop Metal continue to lose cash on a quarterly basis.

At Nano, we stand by our track record, performance and Board governance:

●	Significant Revenue Generation and Growth Year-Over-Year

Year	Revenue
2020	~$5 million
2021	~$10 million
2022	~$43.4 million
2023	~$60 million run rate (based on 1H/2023)

●	Organic Growth of 50% from Third Quarter 2022 to First Quarter 2023

●	Adjusted Gross Margin increased 47% as of First Quarter 2023

●	Seven Integrated product lines all selling to similar vertical markets as Stratasys

1.	AME machines (over 45 customers, including 5-7 Western Armies, 4-5 Western Secret Services, 5 largest Defense Contractors, Space Agencies customers and more civilian customers)

2.	AM ceramics and metal (DLP) machines (over dozens of machines sold)

3.	AM micro-mechanic polymers (DLP) machines (Machines sold to Western Secret Services and Part Manufacturers).

4.	Additive Electronic Assembly Machines (thousands of machines sold)

5.	AI - Deep Learning Quality Algorithm Engines for Nano’s AM and other companies' industrial applications.

6.	Ink Systems and Software for 2D-3D printing sub-systems

7.	Materials development and production for Additive electronics

●	Governance of Nano’s Board that Protects Shareholder Interests

o	9 Directors, 7 of whom are independent.

o	7 out of the 7 independent directors met each other for the first time while serving on Nano’s Board.

All directors bring deep, relevant experience, and strong views to the Board, which align with and support Nano’s focus on growth, while taking its portfolio of proprietary manufacturing solutions to the next level.

In contrast, Stratasys’ Board is deeply entrenched and acting out of self-interest. The actions of the current Stratasys Board of Directors have raised significant concerns about their own governance practices and lack of commitment to shareholder interests:

●	6 of the 8 directors have spent an alarmingly long time together on the Board, suggesting a lack of new perspectives and fresh ideas.

●	The Stratasys Board has demonstrated a blatant disregard for shareholders’ interests and resistance to change. While a new director has joined the Board in 2020, he was ousted barely a year later in 2021 following some self-serving corporate governance maneuvers geared at maintaining the underperforming status quo and the Board’s grip on power.

●	The Stratasys Board has lined their own pockets while overseeing poor performance, indulging themselves with exorbitant salaries and annual equity grants, cumulatively equaling approximately $1,820,000[1] in FY 2022 for 8 directors, not including meeting fees, (for approximately 10-20 meetings per annum), and travel & entertainment expense.

●	Furthermore, the interconnections between board members raise independence concerns, resulting from directors having other mutual commercial interests which are not related to their fiduciary duties at Stratasys.

o	Presently, two Stratasys directors, Dov Ofer and David Reis, both sit on the board of Scodix Ltd. In the past, Adina Shorr served as CEO of Scodix Ltd. during Dov Ofer’s directorship.

o	These overlapping interests raise questions about objectivity of the directors, further eroding trust in their decision-making.

[1]	Stratasys Ltd. (NASDAQ: SSYS) Form 20-F Filing for Fiscal Year 2022, filed March 3rd, 2023; Director Compensation and Director/Officer Equity Compensation

Adding to their questionable track record, the Board's decision-making has been marred by destructive acquisitions. They have made poor, value-destructive and money-wasting acquisitions and/or failed to integrate the acquisitions of Origin, Ultimaker, SolidConcepts, and MakerBot, followed by the questionable divestment and reinvestment in MakerBot. These actions demonstrate a lack of strategic foresight and a failure to prioritize long-term value creation for the company and its shareholders.

These facts paint a troubling picture of the Stratasys Board of Directors. Their long tenure, rejection of new voices, self-serving compensation practices, poor acquisition decisions, and intertwined relationships raise serious doubts about their ability to act in the best interests of Stratasys and its shareholders.

Below are a few examples of the questionable track records that warrant the replacement of board members of Stratasys:

*Yair Seroussi – was formerly the Chairman of a large Israeli bank but had to resign allegedly because of allegations that he had failed to report a sexual assault by the CEO of a female employee2. Seroussi hid the information from the bank’s board of directors and from the Bank of Israel, colluding with the CEO.

Once again scheming with the same CEO, Seroussi was also found guilty of aiding and abetting tax-evasion for U.S. citizens – in exchange for millions of dollars of kickbacks. Under his leadership, the bank had to cough up a fine of almost $900 million3 to U.S. authorities, in addition to being forced to pay significant personal fines for his crimes. An investigation committee disclosed that, as Chairman, Seroussi and his friend the CEO behaved unreasonably and personally received millions of dollars as bonuses on account of tax evasion schemes they led though the bank’s branch in Switzerland.

*Dov Ofer (Chairman) – was the former CEO of Lumenis Ltd. Dov Ofer’s tenure was marked by a period of stagnation. After his appointment, the company experienced a decrease in revenue4. After continued underperformance under Ofer’s leadership, the Lumenis board opted to hold him accountable, removing Ofer as CEO and bringing in a new chief executive officer.

This change proved that the prior issue was the failing management by Ofer, not the company. The new CEO was able to revitalize the company's growth trajectory. Lumenis Ltd. experienced a remarkable turnaround recovery following Dov Ofer’s tenure as CEO, with revenue increasing by an impressive 51% from $265 million in 2013 to $400 million in 20185.
The stark contrast between the performance of Lumenis Ltd. during Ofer's tenure and the subsequent growth achieved under the new CEO highlights the impact of leadership on the company's success. The decision to replace Ofer ultimately proved to be a strategic move that revitalized the company and set it on a path of substantial growth.

[2]	https://en.globes.co.il/en/article-hapoalim-chairman-yair-seroussi-resigns-1001163746
[3]	https://en.globes.co.il/en/article-former-hapoalim-execs-to-repay-nis-225m-1001451149
[4]	Decline of 6% from $283 million in 2005 to $265 million in 2014 https://www.globes.co.il/news/article.aspx?did=1000138395 https://www.calcalist.co.il/local/articles/0,7340,L-3699528,00.html

*David Reis - was the former CEO of Stratasys until his resignation in 2016. Under Reis' leadership, investors in Stratasys have experienced a challenging value-destructing ride over several years. Sales and Stratasys share prices have both plunged amid a $1.4 billion loss last year.

The company’s acquisition of desktop printer manufacturer, MakerBot, in 2013 for over $490M6 (approx. $16M in revenue per annum at prior year)7 was a failure. MakerBot has suffered greatly, replacing leadership three times, producing a problematic 3D printer component, and leaving Stratasys with such significant losses that Reis’s Stratasys became part of a class action lawsuit. The consumer brand laid off almost 40% of its workforce and shut down its retail shops. Meanwhile, the value of Stratasys shares collapsed over the course of the two years post-acquisition, from record highs of almost $137 per share in 2013 to around $23 per share by the end of 20158. The lawsuit alleges that the drop in Stratasys shares in 2015 was caused by fraudulent practices in the MakerBot-related business9

MakerBot was eventually spun out 9 years later after major losses and cash burn. Reis has left a trail of massive write-downs yet continued to be a member of the board and Executive Committee, which is comprised of just three people, together with Dov Ofer

Another problem facing Stratasys under Reis that garnered much attention was a U.S. Securities and Exchange Commission investigation. The SEC’s enforcement decision approached the company in early 201610 on the matter, which was briefly mentioned in Stratasys’ latest 20-F filing with the SEC.

Interestingly, while the courts decided that Stratasys was not to blame for securities fraud, it stated that under Reis, Stratasys used “...hyperbole and exaggeration… mere puffery…vague and such obvious hyperbole… Stratasys’s statements…are vague and unreliable”11

Stratasys history of misleading disclosures raises serious questions about Stratasys’ present statements: The same executives accountable for misleading their shareholders are still directors at the helm: Reis has been a Director since 2013, and as recently as 2018-2019 also served as a member of the “executive committee” together with Mr. Ofer.

According to industry pundits, Reis’ resignation was certainly precipitated by the 30% decrease in the share price and the mounting pressure from disgruntled shareholders.

●	*Ziva Patir – Was the former CEO of the Standards Institution of Israel. During her tenure the Israeli Ministry of Finance demanded that she return tens of thousands of shekels, which she allegedly received in an improper manner from the Institute[12]. Additionally, an inspection conducted by the Capital Markets Division of the Ministry of Finance revealed a misallocation of funds under the management of Ziva Patir, resulting in employees having to return a substantial sum of 3 million shekels[13]. Under Patir’s management, the Standards Institution of Israel was characterized by a slow and bureaucratic nature, leading to inefficiencies and financial losses. Additionally, there were criticisms regarding the allocation of pensions, as well as conflicts with the labor union[14].

●	*Scott Crump – A few days after reporting $1.37 billion loss in 2015, it was discovered that the company paid $1.44 million[15] to the present director Mr. Scott Crump, founder of Stratasys, and to three other executives an additional $5.4 million in compensation[16].

[6]	https://investors.stratasys.com/sec-filings/annual-reports/content/0001206774-14-000690/0001206774-14-000690.pdf
[7]	https://www.reuters.com/article/idUS377836052120130619
[8]	12/31/2023 High $136.87 – 12/31/2015 Low $23.36
[9]	CASE 0:15-cv-00455-PJS-FLN https://cdn-shop.adafruit.com/pdfs/makerbot/classaction.pdf
[10]	https://www.themarker.com/markets/2016-06-05/ty-article/0000017f-dfa8-db22-a17f-ffb96c110000
[11]	https://www.3ders.org/articles/20170726-stratasys-cleared-of-fraud-charges-over-comments-about-makerbot-replicator-3d-printers.html
[12]	https://www.calcalist.co.il/local/articles/0,7340,L-3391504,00.html
[13]	https://www.themarker.com/career/2005-02-10/ty-article/0000017f-dec5-d3a5-af7f-feef2d5d0000
[14]	https://www.ynet.co.il/articles/1,7340,L-2255994,00.html
[15]	Stratasys Ltd. (NASDAQ:SSYS) 20-F Fillings for Fiscal Year 2015; https://www.globes.co.il/news/article.aspx?did=1001111985
[16]	Stratasys Ltd. (NASDAQ:SSYS) 20-F Fillings for Fiscal Year 2015; https://www.globes.co.il/news/article.aspx?did=1001111985

*Adina Shorr- Yet another ex-CEO of Stratasys (Objet), who stayed entrenched and highly paid on the board for the last 5 years. She also has a checkered record insomuch as leading, as a CEO, value destructing activities: She was the former CEO of Lucid-Logix, which had raised $40 million promising attractive returns for its investors. Ms. Shorr raised additional capital, only to close the company and terminate all employees with zero return to its shareholders (Giza and others)17.

*Yoav Zeif is the current Stratasys CEO – an unproven CEO having served before only as a consultant and in business development roles. Moreover, under his leadership, Stratasys is being accused18 by the former founders and shareholders of Origin, a company Stratasys purchased under his leadership for $97M19 (estimate $5M-$15M in previous year’s annual revenue when acquired in December 2020) for not fulfilling its obligations and personal commitments to pay them their promised earnout as per agreement. All founders and key employees of Origin subsequently ended up leaving Stratasys.

Zeif has also led the value-destructing move of spinning-off David Reis’s 2013 failure of MakerBot. Zeif paid approximately $47M in cash just “to arrange” for Stratasys to own less than 50%20 of MakerBot, practically selling over 50% of MakerBot by adding money rather than receiving money.

Bottom line:
A Personal Message from NANO’s Chairman & CEO to Stratasys Shareholders:
“Dear shareholders of Stratasys,
Contrary to so many inaccurate, not to call those misleading, News Releases and formal proxy materials from entities involved in our attempt to create a partnership with Stratasys, to the best as my knowledge and influence, our news releases, filings and announcements, video or text, are and will always be truthful, accurate and honestly disclose our intentions, in general as Nano’s culture and etiquette commands, and specifically as your partners.

Our future plans with respect to Stratasys following the successful completion of the special tender offer ARE ONLY to buy the rest of Stratasys shares as soon as practical and legally permitted and pursue a negotiated combination of Stratasys as part of a sought-after industry consolidation, be it with 3D System or other strategic alternatives.”

I have personally invested money, millions of dollars, from my own family savings, in NANO shares. I have never received any stock options or RSUs. All my equity in the company was paid for from my own savings, one way or another. My future upside is going to be like my fellow investors: share price of Nano and Stratasys – if you choose to join us.

I encourage you to compare this to your own Board, their lack of financial investment in your company, their actions indicating personal motivations, and their discombobulated behavior with two third-party buyout offers. The final judgment, as the ultimate decision, should not be with the Court. IT IS IN YOUR HANDS!

[17]	https://www.themarker.com/technation/2018-07-11/ty-article/0000017f-e11e-d9aa-afff-f95e26630000
[18]	https://3dprint.com/301482/origin-shareholders-sue-stratasys-related-to-breach-of-acquisition-agreement/?utm_source=dlvr.it&utm_medium=linkedin
[19]	Stratasys Ltd. (NASDAQ:SSYS) 20-F Fillings for Fiscal Year 2020
[20]	https://investors.stratasys.com/sec-filings/all-sec-filings/content/0001213900-22-025940/0001213900-22-025940.pdf

Should you decide to reject our offer, Nano Dimension will accept such result respectfully. We shall review our investment in Stratasys, including our intention to dispose of our 14.1% ownership in Stratasys as soon as possible and wish you success in all your endeavors.”

VOTE AGAINST THEM!

Nano Dimension Chairman & CEO in a Video Message to Stratasys Shareholders: https://www.youtube.com/watch?v=jWlFh9Wie-U

LEARN MORE ABOUT NANO DIMENSION, ITS STRATEGY AND VISION,
INCLUDING ITS SPECIAL TENDER OFFER FOR STRATASYS AND HOW TO VOTE FOR NANO DIRECTORS AT www.stratasysvaluenow.com

FOR INFORMATION ON HOW TO TENDER STRATASYS SHARES, CALL GEORGESON, THE INFORMATION AGENT FOR THE SPECIAL TENDER OFFER, TOLL-FREE AT
(877) 668-1646

Important Information About the Special Tender Offer

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Stratasys or any other securities, nor is it a substitute for the tender offer materials described herein. A tender offer statement on Schedule TO, including an offer to purchase, a related letter of transmittal and other tender offer documents, was filed with the SEC by Nano Dimension on May 25, 2023, as subsequently amended and supplemented. Stratasys filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, as required by the tender offer rules, on May 30, 2023, as subsequently amended.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

Investors and security holders may obtain a free copy of the offer to purchase, the related letter of transmittal, certain other tender offer documents and the solicitation/recommendation Statement and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson LLC, the information agent for the tender offer, named in the tender offer statement. In addition, Stratasys files annual reports, interim financial statements and other information, and Nano Dimension files annual reports, interim financial statements and other information with the SEC, which are available to the public at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Stratasys may be obtained at no charge on the investor relations page of Stratasys’ website at www.stratasys.com. Copies of the documents filed with the SEC by Nano Dimension may be obtained at no charge on the investor relations page of Nano Dimension’s website at www.nano-di.com.

About Nano Dimension
Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its intention to replace the current Board of Directors of Stratasys with its own nominees and its plans for Stratasys assuming the successful completion of the special tender offer. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com